Exhibit (a)(31)

         On Friday July 6 you received two e-mails in reference to the Stock Option Exchange Program Supplemental Information. You should only have received the email applicable to UK employees which references the election forms that must be returned in connection with the National Insurance Contribution requirements. The correct email follows here for your reference. Please remember, in addition to the signature page of the Acceptance Letter, you must also complete and submit a national insurance contribution form of election for each of the Nortel Networks Corporation 2000 Stock Option Plan and the Nortel Networks Corporation 1986 Stock Option Plan As Amended and Restated. If you do not complete an election form for each stock option plan, your tender will not be valid and will not be accepted by Nortel Networks.